SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

ELECTRONIC ARTS INC.

(Name Of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

285512109

(CUSIP Number of Class of Securities (Underlying Common Stock))

Stephen G. Bené

Senior Vice President, General Counsel and Secretary

Electronic Arts Inc.

209 Redwood Shores Parkway

Redwood City, California 94065

(650) 628-1500

(Name, Address, and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

With copies to:

Jeffrey R. Vetter, Esq.

Fenwick & West LLP

Silicon Valley Center

801 California Street

Mountain View, California 94041

Telephone: (650) 988-8500

Facsimile: (650) 938-5200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$65,029,439	$3,628.64

*	The transaction valuation has been calculated solely for purposes of determining the filing fee and should not be used or relied upon for any other purpose. The amount assumes that all outstanding options to purchase shares of Electronic Arts Inc. common stock that may be eligible for exchange in this offer will be exchanged. These options cover an aggregate of 18,509,575 shares of common stock of Electronic Arts Inc. and have an aggregate value of $65,029,439 as of October 15, 2009, calculated using the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and by Fee Rate Advisory No. 5 for Fiscal Year 2009 and Fee Rate Advisory No. 2 for Fiscal Year 2010 equals $55.80 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,628.64	Filing Party: Electronic Arts Inc.

Form or Registration No.: 005-40740	Date Filed: October 21, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Introductory Statement

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Electronic Arts Inc. (the “Company”) with the Securities and Exchange Commission on October 21, 2009, in connection with the Company’s offer to exchange certain outstanding employee stock options to purchase shares of Electronic Arts common stock, par value $0.01 per share granted prior to October 21, 2008 that have an exercise price per share that is greater than $28.18 for restricted stock units to be granted under Electronic Arts’ 2000 Equity Incentive Plan or, for employees subject to taxation in Canada or China, shares of restricted stock or options, respectively, to be granted under the 2000 Plan, upon the terms and subject to the conditions set forth in the Offer to Exchange that was filed as Exhibit 99(a)(1)(A).

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and supplements only the items and exhibits to the Schedule TO that are being amended and supplemented, and unaffected items and exhibits are not included herein.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits thereto:

99(a)(1)(X)	Electronic Arts Inc. Current Report on Form 8-K filed on November 9, 2009, SEC File No. 000-17948, and incorporated herein by reference

99(a)(1)(Y)	Electronic Arts Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2009, SEC File No. 000-17948, filed with the Securities and Exchange Commission on November 10, 2009 and incorporated herein by reference

99(a)(1)(Z)	Updated Guide to Tax Issues in United Kingdom

99(a)(1)(AA)	Notice to Former UK Employees Residing in France, Germany, Spain, Sweden and Switzerland regarding the Option Exchange Program

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ELECTRONIC ARTS INC.

By:	/S/ STEPHEN G. BENÉ
Stephen G. Bené
Senior Vice President, General Counsel and Secretary

Dated: November 18, 2009

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

99(a)(1)(X)	Electronic Arts Inc. Current Report on Form 8-K filed on November 9, 2009, SEC File No. 000-17948, and incorporated herein by reference

99(a)(1)(Y)	Electronic Arts Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2009, SEC File No. 000-17948, filed with the Securities and Exchange Commission on November 10, 2009 and incorporated herein by reference

99(a)(1)(Z)	Updated Guide to Tax Issues in United Kingdom

99(a)(1)(AA)	Notice to Former UK Employees Residing in France, Germany, Spain, Sweden and Switzerland regarding the Option Exchange Program